FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                         19 March 2003




                   BALTIMORE TECHNOLOGIES PLC
                     (Registrant's name)


Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
         Theale, Reading, Berkshire, England RG7 4SA
             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                            EXHIBIT INDEX


Press Release regarding:      Final Results dated: 19 March 2003
                              Re Contract dated:  19 March 2003



Exhibit No. 1  Final Results dated: 19 March 2003


                           Baltimore Technologies plc


                        Preliminary Results Announcement

                      for the year ended 31 December 2002




London, UK - 19 March 2003 - Baltimore Technologies plc (London: BLM) today announced its unaudited Preliminary results for the year ending 31 December 2002.




Financial Highlights for 2002


  - Total revenues for the full year, including discontinued operations were GBP35.0 million (2001: GBP70.4 million).


  - Revenues from continuing operations amounted to GBP26.5 million during 2002 (2001: GBP33.6 million) and GBP12.98 million during H2 2002 (H2 2001:
    GBP13.08 million).


  - Gross Margin was 54% (2001:53%).


  - Operating expenses before exceptional items were GBP59.6 million (2001:
    GBP258.9million) representing a decrease of 77% from 2001.


  - LBITDA * of GBP22.4 million (2001: GBP86.2 million) representing a decrease of 74%.


  - Net operating expense as represented by LBITDAE * has been reduced to approximately GBP1.1million per month during H2 2002 (H2 2001: GBP5.1 million per month) representing an improvement of 78% over the previous year.


  - Loss before Tax GBP65.3 million (2001: GBP 659.7 million).


  - Cash balance of GBP17.9 million at year-end (2001: GBP21.2 million) with GBP2-3million still to come in relation with 2002 divestments and no outstanding bank debt other than a GBP300,000 mortgage.


  - As part of the planned headcount reductions, headcount was 295 as at 31 December 2002 (December 2001:885) and at the end of February was 274.



Bijan Khezri, Chief Executive Officer of Baltimore Technologies commented

"We have successfully revitalised and strengthened our core business, reinvigorated our employee base, invested in promising new product categories, reinforced partnerships and laid the foundation for an increasingly productive operational infrastructure. We continue to win some of the industry's most significant and high profile transactions worldwide. Today, our challenge is to grow revenues rather than to drive profitability through cost reduction. The overall market environment remains uncertain, difficult to predict and slow-moving causing a lengthening of the sales cycle."



* please see reconciliation of LBITDA/LBITDAE below


UNAUDITED GROUP FINANCIAL HIGHLIGHTS

                  Total    Continuing  Discontinued        Total    Continuing  Discontinued       Total  Percentage
                For the    Operations    Operations      For the    Operations    Operations     For the      Change
                   Year  For the Year  For the Year         Year  For the Year  For the Year        Year
                  Ended         Ended         Ended        Ended         Ended         Ended       Ended
            31 December   31 December   31 December  31 December   31 December   31 December 31 December
                   2002          2002          2002         2002          2001          2001        2001

                  $m(**)         GBPm          GBPm         GBPm          GBPm          GBPm        GBPm           %

Revenue             56.4         26.5           8.5           35          33.6          36.8        70.4     (50.2%)

Software            20.7          9.3           3.6         12.9          13.9          17.4        31.3     (58.9%)
Revenue
included above

Gross Profit        30.6         14.1           4.9         19.0          18.3          19.0        37.3       (49%)

Gross Profit %       54%          53%           57%          54%           54%           52%         53%        (1%)

Loss before       (36.1)       (20.7)         (1.7)       (22.4)        (65.6)        (20.6)      (86.2)       (74%)
interest, tax,
depreciation
and
amortisation
of goodwill
and
intangibles
(LBITDA)*

Operating Loss    (94.6)       (51.1)         (7.7)       (58.8)       (159.5)       (504.4)     (663.9)     (91.1%)

Amortisation      (51.1)       (26.3)         (5.4)       (31.7)        (88.6)       (481.3)     (569.9)     (94.4%)
and impairment
of goodwill
and
intangibles
included above

Loss before      (105.1)       (48.1)        (17.2)       (65.3)       (155.5)       (504.2)     (659.7)     (90.1%)
taxation

Shareholders'       26.4            -             -         16.4             -             -        83.0     (80.2%)
Funds

Loss per Share   (201.5)       (93.6)        (31.6)      (125.2)       (314.1)      (1004.0)    (1318.1)     (90.5%)
Basic (cents/
pence) +

Employees at           -          295             -          295           481           404         885     (66.7%)
end of period


**Translated at the convenience rate of GBP1 = $1.6099

* Please see reconciliation of LBITDA/LBITDAE below

+ On 12 May 2000 the Company's ordinary shares were split on a 10 for 1 basis and this was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

About Baltimore Technologies

Baltimore Technologies' products, services and solutions solve the fundamental security and trust needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks. Baltimore also offers worldwide support for its authorisation management and public key-based authentication systems.


Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, principally trading on London (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com

For further information:

Smithfield Financial

Andrew Hey           020 7903 0676

Nick Bastin          020 7903 0633

                                      ###


Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements implied by such forward-looking statements.


                                      ###


                              Basis of preparation

The preliminary results have been prepared in accordance with the Group's accounting policies and are consistent with the policies set out in the annual report and accounts for the year to 31 December 2001.

The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2002 or 2001. The statutory accounts for 2002 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's annual general meeting.




Preliminary Statement

As predicted, 2002 was a difficult trading year for Baltimore, in common with the majority of companies in the IT sector. However, 2002 has been an important year in four regards:

  - The restructuring process launched in autumn 2001 has been completed;

  - Baltimore's position as a high-end security infrastructure software company has been reinforced by new product offerings and customer wins;

  - The future shape of the IT infrastructure is becoming evident, in particular in regard to security services; and

  - Baltimore has been repositioned for future growth.


Financial results

Financial Highlights


As a number of disposals were made over the year, a comparison with the previous year's performance is difficult.


The focus on restructuring and cost cutting has seen LBITDA for the continuing operations fall to GBP20.8 million (2001: GBP65.6million). Operating expenses before exceptional items for 2002 were GBP59.6 million, representing a decrease of 77% from 2001 (GBP258.9 million), reflecting the impact of the restructuring activity. The loss before tax has been substantially reduced from GBP659.7 million to GBP65.3 million.


Exceptional charges in the period totalled GBP18.2 million and comprised redundancy costs of GBP3.0 million, the provision for rent on vacant property of GBP0.4 million, impairment of goodwill and intangible assets of GBP12.4 million and impairment of investments of GBP2.4 million.


Total revenues for 2002 were GBP35 million, a decrease of 50% compared to the same period last year of GBP70.4million. These results include a revenue
contribution  of  GBP8.5  million  from  Content   Technologies   and  Baltimore
Technologies Japan until 31 March 2002 and from the operations of Baltimore Technologies Pty Ltd until 31 May 2002.


In September 2002, we sold our Hardware business to AEP Systems, from whom we now source product, which is sold through our distribution channels. Whilst this hardware transaction has impacted our gross margin because we are now buying in the products, this has been largely off-set by the removal of fixed and variable costs associated with the business.


Net operating expense as represented by LBITDAE has been reduced to approximately GBP1.1 million per month during H2 2002 (H2 2001: GBP5.1 million per month), representing an improvement of 78%. The Company had a cash balance at the end of the period of GBP17.9 million (2001: GBP21.2 million), having received GBP19.5 million (before costs) from the sale of the Content technologies business, the sale of shares held in Baltimore Technologies Japan and the sale of the Australian and Hardware businesses, with GBP2-3m still to come in relation with 2002 divestments and no outstanding bank debt other than a GBP300,000 mortgage.


Headcount at 31st December 2002 was 295 (2001:885) and, as part of the planned reductions, headcount has since fallen further to 274 as at 28 February 2003.


As a result of the disposals and restructuring shareholders funds have fallen from GBP83.0 million to GBP16.4 million.


The company succeeded in winning more than 50 new clients, including blue chip names such as ING Bank, Lloyds of London, Orange, SFR, Siemens, the Italian Ministry of Defence and the Dutch Government. In H2 2002 we generated revenues of GBP12.98 million in our core operations - our third consecutive half year period of stable revenues.


Baltimore's Core business - our Continuing Operations


Our Continuing Operations represent just our core business of authorisation and public key based authentication products and solutions. Revenue from Japan and from the former Australian operation is now reported as third party revenues.


We have split out our performance into half-year periods to demonstrate the relative stability of our revenues since the end of H1 2001.

                      H1 01        H2 01        FY 01         HI 02        H2 02        FY 02
Continuing operations 20.56        13.08        33.64         13.52        12.98        26.5
Discontinued          18.36        18.42        36.78         8.55         0.00         8.55
operations
Total                 38.92        31.5         70.42         22.07        12.98        35.05




Licence revenues for continuing operations were GBP9.3 million (2001: GBP13.9 million) and accounted for 35% of total revenue in 2002 compared to 41% in 2001.


Services revenue for continuing operations for 2002 was GBP12.6 million, a decrease of 24% over last year. As Services revenue is closely linked to licence revenue, this decrease further reflects the global slowdown in IT spending.


EMEA remains the Company's most significant market, accounting for 74% of sales, from continuing operations while APAC and the US account for 8% and 18% respectively. We continue to pursue opportunities for revenue growth in APAC and in the US.


Gross Margin for the year was 54% (2001:53%). The good progress reported in H1 2002 was adversely impacted during H2 2002 by two factors: first, the change in treatment of the Hardware business following its sale and; secondly, lower margin from Professional Services related to the effect of a major contract. The closer integration of Professional Services in EMEA into our core business model should lead to improved utilisation and an improvement in gross margin.


Executing and completing the restructuring process

The objectives of the restructuring process have been twofold: first, to refocus our Company on its core products of authentication and authorisation technologies as a software security specialist and second, to lay the foundation for continuous improvement in operational productivity. Four areas stand out:

  - Total commitment to innovation. Throughout the restructuring process we put our ability to innovate first. Today, we have a strong product and technology platform on which to build.
  - Our global presence has been reinforced through tighter integration.
    Through the reduction of management layers in Asia-Pacific, EMEA and the US, we have actually strengthened our regional presence. This has allowed us to better leverage knowledge and integrate worldwide customer experiences throughout the Company. We continue to win high-profile accounts in all three regions: the Americas, EMEA and APAC.
  - Professional Services (PS) has been refocused around our partner-centric business model. As high-end security specialists, our PS force is the ' consultant to the consultants'. Our depth of high-end PS security expertise is very competitive worldwide. It has been underutilised, in particular at the end of the last year, but this should be corrected through having a closer engagement with customers and partners.
  - The management structure has been reinforced. The Management Committee, chaired by Bijan Khezri, consists of all five EVP's and the four SVP's, who together are responsible for the key functions and regions of the business. This facilitates fast and effective decisions and direction.

Baltimore's position as a high-end security infrastructure software company

Today, Baltimore Technologies has a leading position - worldwide - in high-end PKI-based security process management software for the Finance and Government sectors. During 2002, supported by our SelectAccess authorisation product, we have succeeded in further strengthening our brand recognition for high-end security workflow management. The highly modular, open and flexible architecture of all our products remains without parallel in our industry.

Despite the restructuring process, we have not lost any major customers, and we had a renewal rate in excess of 80% for support contracts. The growing, global and blue chip nature of our customer base, combined with recurrent support service contracts, which extend the ongoing client relationship, together constitute a core asset of our Company.

The launch of Version 5.0 of SelectAccess in April 2002 set the benchmark for state-of-the-art authorization technology, as numerous independent product reviews have testified. New customer deployments, such as the win at Siemens Transportation Group, as well as significant licence upgrades in established accounts, highlight the strengths of the product specification and cost-effectiveness of Select Access.

The future of SelectAccess will be important not just as a standalone authorisation product but, as a key technology for our increasingly user-centric security workflow management offering. During 2003 we plan to further enhance SelectAccess' interoperability with major IT platform vendors, and progressively add other Identity Management and web services features while building market share.

The launch of UniCERT Version 5.0 in June 2002 - strengthening functionality while streamlining ease of deployment - represented a milestone in UniCERT's product history. Worldwide, UniCERT stands out as the flagship certificate lifecycle management platform. Not only as a stand alone product but also as an embedded technology, UniCERT will play a critical role in high-end IT infrastructure for the years to come.

Towards the end of 2002, we launched Trusted Business Suite (TBS). TBS packages and pre-configures our core products so that they can be seamlessly exploited in combination with specific Third Party applications. The Oracle Trusted Portal Solution is just one example of packaging our core technologies to security-empower leading Third Party platform applications.


Baltimore has been repositioned for future growth

We have successfully revitalized and strengthened our core business, reinvigorated our employee base, invested in promising new product categories (Trusted Business Suite; Web Services), reinforced our strategic partnerships (in particular with Microsoft and Oracle) and laid the foundation for an increasingly productive operational infrastructure. Today, our challenge is to grow revenues rather than to drive profitability through cost reduction.

Whilst we expect that the overall IT environment will remain sluggish throughout 2003, we believe that spending will become increasingly selective and focused. While overall IT budgets may not grow, security as part of IT budgets should increase during 2003. Public sector demand will be critical, because the private sector environment will remain very challenging, slow moving and unpredictable.

We expect that both the vertical mutualisation of trust infrastructures and the advent of new services that allow, for example, banking institutions to increase transaction volume, will together determine the expansion of trust schemes such as Identrus. We anticipate an increase in the adoption of trust schemes in banking and finance. Financial clearing services providers, such as BBS in Norway and Actalis in Italy, will increasingly allow their banking clients to both mutualise the infrastructure investment for trust schemes such as Identrus and also focus on new revenue-generating opportunities. These trends should positively impact the growth of Baltimore infrastructure products and services.

Throughout 2002, major wins in Government and Finance worldwide are strong evidence of our continuing competitiveness. During 2003, we expect, demand for our infrastructure products to spread to Finance and Government organisations in Eastern & Central Europe, the Middle East and Northern & South East Asia.


We believe that Baltimore is well positioned to take advantage of an increasing appreciation of the value and importance of IT security. However, our future success will be significantly determined by the following factors.


        Innovation. We will further exploit our core expertise in managing security processes and policies, in particular in areas such as digital signatures. Our objective is to emerge as the leader for high-end PKI-based security workflow management.

        Partnerships. During 2002 we have successfully rebuilt a partner centric business model. During 2003 our partners will play a critical role in extending our market reach to high-end enterprises.

        Productivity. During 2002 we have achieved a very effective operational infrastructure. During 2003, growth in software revenues will be key to our productivity.

        Transparency. As the normalisation of our business has taken root, we are now in a position to provide transparent access to our technology vision and business model. During 2003, we believe, Baltimore will offer a very tangible proposal as both an investment opportunity as well as a business partnership.

Board and Management Changes

Phil Smith was appointed as Chief Financial Officer in March, and Chris Bunker retired as a non-Executive Director after the Annual General Meeting in May. John Cunningham, the senior independent Director, replaced Chris Bunker as Chairman of the Audit Committee. There are no plans to appoint any additional non-Executive Directors, as we believe that a Board of two Executive Directors and four non-Executive Directors, three of whom are independent, is the correct balance for a Company of our size.


The non-Executive Directors continue to receive only one-third of their fees in cash, with the balance postponed until after the AGM, when shareholders will be asked to approve that the balance be paid in shares.

Outlook

So far this year we have continued to win competitive business worldwide. However, due to the current macroeconomic and geopolitical uncertainties, there has been a relatively slow start to the year, as is true for the sector in general. Until our customers and the Board have better visibility of the effect of these uncertainties, it is difficult for us to predict our performance and manage overall expectations.

Peter Morgan

Chairman



Unaudited Consolidated profit and loss account

                            Continuing      Discontinued         Total     Continuing     Discontinued         Total
                            Operations        Operations       Year to     Operations       Operations       Year to
                               Year to           Year to            31        Year to          Year to            31
                           31 December       31 December      December    31 December      31 December      December
                                  2002              2002          2002           2001             2001          2001

Revenue                         GBP000            GBP000        GBP000         GBP000           GBP000        GBP000

Existing operations             26,496             8,548        35,044         33,639            36,782       70,421

Cost of sales                 (12,372)           (3,653)      (16,025)       (15,328)          (17,763)      (33,091)

Gross profit                    14,124             4,895        19,019         18,311            19,019       37,330

Administrative expenses       (47,284)          (12,333)      (59,617)      (108,916)         (149,964)     (258,880)

Exceptional items             (17,911)             (273)      (18,184)       (68,855)         (373,454)     (442,309)

Total administrative          (65,195)          (12,606)      (77,801)      (177,771)         (523,418)     (701,189)
expenses

Operating loss                (51,071)           (7,711)      (58,782)      (159,460)         (504,399)     (663,859)

Gain/(Loss) on sale of           1,741           (9,790)       (8,049)              -                 -             -
businesses

Gain on sale of tangible           591                 -           591              -                 -             -
fixed assets of
continuing operations

Interest receivable and            955               296         1,251          5,348               344        5,692
similar income

Interest payable and             (254)              (18)         (272)        (1,382)             (162)       (1,544)
similar charges

Loss on ordinary              (48,038)          (17,223)      (65,261)      (155,494)         (504,217)     (659,711)
activities before
taxation

Tax on loss on ordinary          (368)              (35)         (403)           (75)              (91)         (166)
activities

Loss on ordinary              (48,406)          (17,258)      (65,664)      (155,569)         (504,308)     (659,877)
activities after
taxation

Minority interest                    -               936           936              -             7,029        7,029

Loss for the financial        (48,406)          (16,322)      (64,728)      (155,569)         (497,279)     (652,848)
period

Loss for the period                                           (64,728)                                      (652,848)
retained for equity
shareholders

Loss per share                  Pence             Pence          Pence          Pence             Pence        Pence
Basic and diluted               (93.6)            (31.6)       (125.2)        (314.1)          (1004.0)     (1,318.1)





Unaudited Consolidated balance sheet

                                           31 December 2002    31 December 2001
                                                    GBP000                GBP000
Fixed assets

Intangible assets                                     4,582              59,030

Tangible assets                                       7,359              18,396

Investments                                           6,151                 442

                                                     18,092              77,868
Current assets

Stocks                                                   19                 802

Debtors                                              15,008              27,905

Cash at bank and in hand                             17,883              21,240

                                                     32,910              49,947

Creditors (including convertible debt):            (28,892)             (30,832)
amounts falling due
within one year

Net current assets                                    4,018              19,115

Total assets less current liabilities               22,110               96,983

Creditors (including convertible debt):             (1,905)              (2,969)
amounts falling due after
more than one year

                                                    20,205               94,014

Provisions for liabilities and charges              (3,808)              (3,490)

Minority interest                                         -              (7,553)

Net assets                                           16,397              82,971

Capital and reserves

Called up share capital                                 535                 514

Share premium account                               375,953             374,680

Shares to be issued                                   3,430               4,658

Merger reserve                                      609,409             609,409

Warrant reserve                                      21,501              21,501

Profit and loss account                           (994,431)            (927,791)

Shareholders' funds - equity                         16,397              82,971



Unaudited Consolidated cash flow statement

                                                    Year to 31 December   Year to 31 December
                                                                   2002                 2001

                                                                 GBP000                 GBP000

Net cash outflow from operating activities                     (17,466)              (69,955)

Returns on investments and servicing of finance                   1,163                2,569

Taxation                                                            392                   68

Capital expenditure and financial investments                     3,114              (12,462)

(Acquisitions)/Disposals                                          9,821               (7,195)
Net cash outflow before financing                               (2,976)              (86,975)

Financing

Issue of ordinary shares                                              -                1,908

Repayment of convertible loan notes                                   -              (20,675)

Cash removed from/(placed in) escrow to secure                        -               20,675
convertible loan notes

Decrease in debt                                                  (544)                 (835)

                                                                  (544)                1,073

(Decrease)/increase in cash in the year                         (3,520)              (85,902)





Unaudited Reconciliation of net cash flow to movement in net funds/(debt)

                                                    Year to 31 December   Year to 31 December
                                                                   2002                  2001

                                                                   GBP000                 GBP000

(Decrease)/increase in cash in year                             (3,520)              (85,902)

Cash flow from decrease in debt and lease                           588                  835
repayments

Change in net funds resulting from cash flows                   (2,932)              (85,067)

Exchange differences                                                162                 (644)

Acquisitions and loan notes                                           -               20,675

Movement in net debt in year                                    (2,770)              (65,036)

Net funds at beginning of period                                 18,546               83,582

Net funds at year end                                            15,776               18,546

Segmental Information





An analysis of revenue from external customers by location of customer for the period was as follows:

                              Continuing    Discontinued   Total Year        Continuing    Discontinued   Total Year
                              Operations Operations Year        to 31   Operations Year Operations Year        to 31
                              Year to 31  to 31 December     December    to 31 December  to 31 December     December
                           December 2002            2002         2002              2001            2001         2001

                                 GBP000           GBP000        GBP000           GBP000          GBP000       GBP000

United Kingdom                     6,284           1,581        7,865            12,505           5,661       18,166

Ireland                              818              45          863               655             208          863

Rest of Europe                    12,402             942       13,344            11,000           4,491       15,491

Australia                            160           1,980        2,140              (27)           4,269        4,242

Asia                               2,054           2,305        4,359               442          12,667       13,109

Africa                                93              81          174               267             325          592

North and South America            4,776           1,523        6,299            11,494           6,464       17,958

Net Intercompany                    (91)              91            -           (2,697)           2,697            -

                                  26,496           8,548       35,044            33,639          36,782       70,421




An analysis of revenue from external customers by type of revenue for the period was as follows:

                              Continuing    Discontinued   Total Year        Continuing    Discontinued   Total Year
                              Operations Operations Year        to 31   Operations Year Operations Year        to 31
                              Year to 31  to 31 December     December    to 31 December  to 31 December     December
                           December 2002            2002         2002              2001            2001         2001

                                  GBP000          GBP000       GBP000            GBP000          GBP000       GBP000

Licence                            9,282           3,585       12,867            13,939          17,360       31,299

Hardware products                  1,292              51        1,343             2,580             372        2,952

Services

Professional Services              3,822           1,479        5,301             7,744           5,612       13,356

     Service and support           7,436           2,594       10,030             7,050           8,180       15,230

     Hosting                       1,294             641        1,935             1,827           1,677        3,504

Other (third party                 3,461             107        3,568             3,196             884        4,080
products)

Net Intercompany                    (91)              91            -           (2,697)           2,697            -

                                  26,496           8,548       35,044            33,639          36,782       70,421


Analysis of administrative expenses

                              Continuing    Discontinued   Total Year to      Continuing    Discontinued   Total Year to
                              Operations Operations Year     31 December Operations Year Operations Year     31 December
                              Year to 31  to 31 December            2002  to 31 December  to 31 December            2001
                           December 2002            2002                            2001            2001

                                 GBP000           GBP000          GBP000          GBP000         GBP000           GBP000

Research and development           9,941           1,181          11,122          18,139           5,992          24,131

Sales and marketing               18,646           4,303          22,949          48,904          26,387          75,291

General administrative
expenses                          10,256           1,753          12,009          22,115           9,704          31,819

Amortisation and
impairment of goodwill and
intangible assets                 26,352           5,369          31,721          88,613         481,335         569,948

Administrative expenses           65,195          12,606          77,801         177,771         523,418         701,189



Amortisation includes a charge for the impairment of goodwill and intangible assets of GBP12.4million. The revised carrying value of the asset was taken as the higher of the value in use and net realizable value in accordance with Financial Reporting Standard 11 - Impairment of Fixed Assets and Goodwill.

Exceptional Items


Included in the above are the following exceptional items:



                                Continuing     Discontinued Total Year to       Continuing   Discontinued Total Year to
                           Operations Year  Operations Year   31 December  Operations Year     Operations   31 December
                            to 31 December   to 31 December          2002   to 31 December     Year to 31          2001
                                      2002             2002                           2001  December 2001

                                    GBP000           GBP000        GBP000          GBP000         GBP000         GBP000

Impairment of goodwill
and intangible assets               11,242            1,151        12,393           55,975        370,989       426,964

Cancelled infrastructure
projects                                 -                -             -            3,567              -         3,567

Redundancy                           3,000                -         3,000            4,009          1,457         5,466

Vacant property provision            1,269            (878)           391            1,891          1,008         2,899

Write down of fixed                      -                -             -            2,856              -         2,856
assets

Impairment of Investment             2,400                -         2,400              557              -           557

                                    17,911              273        18,184           68,855        373,454       442,309





Reconciliation of LBITDA/LBITDAE

                               Continuing     Discontinued  Total Year to       Continuing   Discontinued  Total Year to
                               Operations  Operations Year    31 December  Operations Year     Operations    31 December
                               Year to 31   to 31 December           2002   to 31 December     Year to 31           2001
                            December 2002             2002                            2001  December 2001
                                   GBP000           GBP000         GBP000           GBP000         GBP000         GBP000

Operating Loss                   (51,071)          (7,711)       (58,782)        (159,460)      (504,399)      (663,859)

Exclude

Depreciation                        3,968              672          4,640            5,227          2,491          7,718

Amortisation                       15,110            4,218         19,328           32,638        110,346        142,984

Impairment                         11,242            1,151         12,393           55,975        370,989        426,964

LBITDA (Loss before              (20,751)          (1,670)       (22,421)         (65,620)       (20,573)       (86,193)
interest, tax depreciation
and amortisation of
goodwill and intangibles)

Exceptional Items                   6,669            (878)          5,791           12,880          2,465         15,345
(excluding impairment,
included in amortisation)

LBITDAE (Loss before             (14,082)          (2,548)       (16,630)         (52,740)       (18,108)       (70,848)
interest, tax,
depreciation, amortisation
of goodwill and
intangibles and
exceptional items)



Exhibit No. 2  Re Contract dated: 19 March 2003


Saudi Arabian Monetary Agency (SAMA) chooses Baltimore Technologies to Establish
                                 eTrust Centre


 Baltimore Technologies wins new $2.8 million contract, enabling Saudi banks to transact using digital signatures


London - March 19th, 2003: Baltimore Technologies (London: BLM), a global leader in e-security, today announced that the Saudi Arabian Monetary Agency (SAMA), the central bank of the Kingdom of Saudi Arabia, has chosen Baltimore Technologies to provide a comprehensive security solution to enable on-line trusted transactions for the network of Saudi Arabia-based banks. Baltimore UniCERTTM, the company's flagship Public Key Infrastructure (PKI) product, will underpin the online payments systems within the Banking sector to assure the integrity and authenticity of all transactions. In addition, Baltimore's PKI technology will be used to create the Root Certificate Authority for the financial services industry within the Kingdom.

The system allows SAMA to act as a trusted Certificate Authority (CA) for one of the Gulf Region's most important banking networks. UniCERT provides SAMA with a complete policy based Digital Certificate Management System for the creation and management of certificate-based digital identities and signatures. In addition, Baltimore's professional services and security consultancy practice are working with SAMA and the Banks to establish the eTrust Centre.

"Baltimore was selected because of its flexible and scalable PKI-based digital identity and signature management system. Baltimore's ability to provide a complete solution for this project has been a decisive factor and enables SAMA to ensure that Saudi banks can conduct e-business with confidence using digital signatures." commented Mr. Ibrahim S. Al-Sayari, Director of Banking Technology
- SAMA.

"This project not only emphasises Baltimore's position as the leading provider of high-end PKI-based trust infrastructures in the global financial services as well as Government sectors, but also demonstrates our commitment to the Gulf Region," added Bijan Khezri, chief executive of Baltimore Technologies plc. "We see this transaction as a critical platform for expansion into the region, which we believe, will provide significant growth in IT investment in the years to come. Historically, SAMA has been recognised for technology leadership and has also frequently set the standard throughout the region. We are looking forward to a long-term partnership with SAMA."

Baltimore has partnered with Mohammed M. Al Rumaih Co. in Saudi Arabia who will provide local support and services. The eTrust Centre will be Gulf Region's first large scale application of PKI technology in the banking sector. As Baltimore's security technology is scalable to support millions of transactions daily, SAMA can also leverage the system to issue digital certificates to the wider corporate community, allowing businesses throughout the Kingdom of Saudi Arabia to securely transact online.

About SAMA

Saudi Arabian Monetary Agency (SAMA), is the central bank of the Kingdom of Saudi Arabia. Please visit http://www.sama.gov.sa

About Baltimore Technologies

Baltimore Technologies' products, services and solutions address the fundamental security needs of e-business in distributed environments. Baltimore's e-security technology enables companies to verify the identity of electronic counterparties and securely manages which resources and information users can access through open networks. Many of the world's leading organisations in Finance and Government have deployed Baltimore's e-security technology to enable e-business over fixed and wireless networks. Baltimore also offers worldwide support for its authorization management and public key-based authentication products.

Baltimore's products, services and solutions are sold directly as well as through its worldwide partner network, Baltimore TrustedWorldTM. Baltimore Technologies is a public company, listed on the London Stock Exchange (BLM). For more information on Baltimore Technologies, please visit http://www.baltimore.com

Media Contacts - Baltimore Technologies:

Irene Dehaene                              Dan Chappell
Baltimore Technologies                     Brands2Life
Tel:       +353 1 881 6407                 +44 20 7386 6200
irene.dehaene@baltimore.com                dan.chappell@brands2life.com


Trademarks

UniCERT and SelectAccess are trademarks of Baltimore Technologies plc. All other product names are trademarks or registered trademarks of their respective owners.

Legal Disclaimer

Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements implied by such forward-looking statements.





                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              BALTIMORE TECHNOLOGIES PLC


                              By:___/s/ Simon Enoch ___

                                 Name:  Simon Enoch
                                 Title: Secretary and General Legal Counsel


Date: 19 March 2003